March 24, 2009

VIA EDGAR

Ryan Rohn

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2008

Filed August 29, 2008

Form 10-Q for the quarterly period ended December 31, 2008

Filed February 9, 2009
File No. 001-05397

Dear Mr. Rohn:

Per our telephone conversation on March 24, 2009, Automatic Data Processing, Inc. (the “Company” or “ADP”) formally requests an extension of time to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in your letter dated March 11, 2009. We are currently in the process of accumulating and verifying the information necessary to respond to the comments of the Staff. It is our intent to reply in writing to the Staff prior to Wednesday, April 1, 2009.

Very truly yours,
/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer